UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated June 20, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: June 20, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                       Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

          June 20, 2008

Dejour Successful in NE British Columbia Montney Land Sale Purchase

Calgary, Alberta June 20, 2008:  Dejour Energy (Alberta) Ltd. is in its third month of production from its first four well gas wells in Peace River Arch NE British Columbia.  Work continues on the production tie in of six additional wells completed during last winter’s drilling activities. Plans for additional development during the 2008/09 winter season are well advanced.

Dejour announces it has been successful in acquiring lands on the emerging Montney natural gas trend in this part of NE British Columbia. According to Andrew Bradford, Oil & Gas Analyst, Raymond James (February 11/2008, “Canadian Energy Sector”) the Montney resource in this region is potentially one of the largest economically viable unconventional plays in North America.

This report further discusses large producers such as Encana, Duvernay, Murphy Oil and ARC Energy Trust are actively increasing their spending in this region.

“Our initial land acquisition on this play is part of a strategic ongoing growth plan for Dejour in the Peace River Arch area. This sets Dejour on a track for significant new resource growth through the drill bit for years to come,” says Charles Dove, President Dejour Alberta.

“This Montney land purchase combined with our recent land acquisition in the Rocky Mountain Basin establishes Dejour’s exploration and development programs for at least the next 18-24 months.  I am very pleased that the Company has been able to acquire properties in two of the strongest oil and gas resource plays in North America” states Robert L. Hodgkinson, Chairman & CEO.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com